SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)

________________________________

IOMEGA CORPORATION
(Name of Subject Company)

IOMEGA CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, $0.03-1/3 par value per share
(including associated preferred stock purchase rights)
(Title or Class of Securities)

462030305
(CUSIP Number of Class of Securities)
________________________________

Jonathan Huberman
Chief Executive Officer
Iomega Corporation
10955 Vista Sorrento Parkway
San Diego, California 92130
(858) 314-7000
 (Name, address and telephone number of person authorized
to receive notices and communications on behalf of the person(s) filing statement)
________________________________

With Copies to:

Deyan Spiridonov, Esq.
Paul, Hastings, Janofsky & Walker LLP
3579 Valley Centre Drive
San Diego, California 92130
(858) 720-2590

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements Item 4 in the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on April 24, 2008 (the “Initial Schedule 14D-9”), as amended and supplemented by Amendment No. 1 thereto filed with the SEC on May 12, 2008 (“Amendment No. 1” and, collectively with the Initial Schedule 14D-9, the “Schedule 14D-9”), by Iomega Corporation, a Delaware corporation (“Iomega” or the “Company”), relating to the tender offer (the “Offer”) made by Emerge Merger Corporation, a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of EMC Corporation, a Massachusetts corporation (“EMC”), to acquire all of the issued and outstanding shares of common stock of the Company, par value $0.03-1/3 per share (the “Shares”), including the rights associated with the Shares pursuant to the rights agreement dated July 29, 1999, between Iomega and American Stock Transfer and Trust Company, as amended, at a price of $3.85 per Share in cash, without any interest thereon, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 24, 2008 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”).

The Offer is being made on the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of April 8, 2008 (the “Merger Agreement”), by and among Purchaser, EMC and Iomega.  The Merger Agreement provides, among other things, for the making of the Offer and, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the merger of Purchaser into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of EMC.  The consummation of the Offer is conditioned on, among other things, Purchaser’s receiving through the Offer at least a majority of the outstanding Shares on a fully diluted basis (which means, as of any time, the number of Shares outstanding plus all Shares, if any, which the Company would be required to issue pursuant to any then-outstanding options to acquire Shares).  The Offer is described in greater detail in the Tender Offer Statement on Schedule TO, dated April 24, 2008 and filed with the Securities and Exchange Commission on April 24, 2008, to which the Offer to Purchase and Letter of Transmittal are exhibits.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged.  All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.   The Solicitation or Recommendation

Item 4(b) “Background and Reasons for the Recommendation – Background of the Transaction” of the Schedule 14D-9 is hereby amended and supplemented as follows:

•
By adding the following paragraph immediately after the last paragraph under the subsection captioned “Historical Background” and immediately before the subsection captioned “The Transaction with ExcelStor and the Selling Shareholders” (please refer to page 14 of the Initial Schedule 14D-9):

Throughout 2007, the Company’s management also contacted at least eight other companies,both public and private, in addition to ExcelStor (as defined below) and EMC (as further described below), to assess their interest in a possible strategic transaction with the Company.  None of these contacts resulted in an offer to purchase or merge with the Company.

Item 4(b) “Background and Reasons for the Recommendation – Reasons for the Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

•
By adding the following paragraphs immediately after the penultimate bulleted paragraph and immediately before the final bulleted paragraph under the subsection captioned “Potential Strategic Alternatives; Superiority Over ExcelStor Transaction” (please refer to page 23 of the Initial Schedule 14D-9):

the increasing uncertainty with respect to the PRC regulatory approvals required in the ExcelStor Transaction, which involved the overlapping jurisdiction of multiple government ministries and agencies, including, but not limited to, the Ministry of Commerce, the China Securities Regulatory Commission, the State Administration of Industry and Commerce, the State Administration of Foreign Exchange, the National Development and Reform Commission and the State-owned Assets Supervision and Administrative Commission;

the fact that these PRC regulatory approvals were not required to be provided on any defined, identified timeline;

the fact that the ExcelStor Transaction involved PRC government-controlled entities and as such was subject to the Exon-Florio Amendment of the United States Defense Production Act of 1950, as amended (the “Exon-Florio Amendment”), which requires notification of and review by the Committee on Foreign Investment in the United States, as compared to the fact that the transactions with EMC contemplated by the Merger Agreement are not subject to the Exon-Florio Amendment; and

Item 4(b) “Background and Reasons for the Recommendation – Opinion of Thomas Weisel Partners” of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	The subsection captioned “Discounted Cash Flow Analysis” is amended and restated in its entirety as follows (please refer to page 30 of the Initial Schedule 14D-9):

Thomas Weisel Partners used the following forecasts of the Company for calendar years 2008 through 2014, as estimated by the Company’s management, to perform a discounted cashflow analysis:

Fiscal Year Ending December 31
	2008	E	2009	E	2010	E	2011	E	2012	E	2013	E	2014	E
Revenues (in millions)	$400.0		$432.7		$497.6		$572.2		$658.1		$723.9		$796.3
EBITDA (in millions)	$13.3		$18.9		$23.2		$32.2		$36.9		$44.2		$52.6

In conducting this analysis, Thomas Weisel Partners assumed that the Company would perform in accordance with these forecasts.  Thomas Weisel Partners first estimated the terminal value of the projected cash flows by applying multiples to the Company’s estimated EBITDA, which multiples ranged from 5.0x to 7.0x.  Thomas Weisel Partners then discounted the cash flows projected and the terminal values to present values using discount rates ranging from 12.0% to 18.0%.  Thomas Weisel Partners reviewed the weighted average cost of capital, or WACC, for comparable companies, which ranged from 10.2% to 17.3%. Thomas Weisel Partners noted that the majority of the comparable companies had market capitalizations that were significantly larger than the Company’s and therefore selected the range of discount rates to account for a risk premium associated with the Company’s lower market capitalization. This analysis indicated a range of enterprise values, which were then increased by the Company’s estimated net cash, to calculate a range of equity values.  These equity values were then divided by fully diluted shares outstanding to calculate implied equity values per share ranging from $3.58 to $4.45.  Thomas Weisel Partners noted that the value of the consideration to be received by the Company’s stockholders in the Offer and the Merger was $3.85 per Share.

The foregoing description is only a summary of the analyses and examinations that Thomas Weisel Partners deems material to its opinion.  It is not a comprehensive description of all analyses and examinations actually conducted by Thomas Weisel Partners.  The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description.  Thomas Weisel Partners believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the Company.  In addition, Thomas Weisel Partners may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions.  The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis.  Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Thomas Weisel Partners with respect to the actual value of the Company.

In performing its analyses, Thomas Weisel Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company.  The analyses performed by Thomas Weisel Partners are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by Thomas Weisel Partners with respect to the financial fairness of the consideration to be received by the Company’s stockholders (other than EMC, Purchaser, the Company, any subsidiary thereof or any stockholder who demands and perfects appraisal rights) in the Offer and the Merger, as of the date of Thomas Weisel Partners’ opinion, and were provided to the Company in connection with the delivery of the Thomas Weisel Partners opinion.  The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future.

As described above, Thomas Weisel Partners’ opinion and presentation were among the many factors that the Iomega Board took into consideration in making its determination to approve the Merger Agreement and the transactions contemplated thereby, and to recommend that the Company’s stockholders tender their Shares to EMC pursuant to the Offer, approve the Merger and adopt the Merger Agreement.

The Company has agreed to pay Thomas Weisel Partners a fee of $2,000,000, a significant portion of which is contingent upon the completion of the Offer and the Merger, and includes a fee of $650,000 that was paid upon delivery of the fairness opinion.  The Company was aware of this fee structure and took it into account in considering the Thomas Weisel Partners opinion and in approving the Offer and the Merger.  Further, the Company has agreed to reimburse Thomas Weisel Partners for its reasonable out-of-pocket expenses and to indemnify Thomas Weisel Partners, its affiliates and their respective partners, directors, officers, agents, consultants, employees and controlling persons against specific liabilities, including liabilities under the federal securities laws.

In the ordinary course of its business, Thomas Weisel Partners actively trades the equity securities of the Company and EMC for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in these securities.  Thomas Weisel Partners has performed various investment banking services for the Company, including acting as the Company’s financial advisor in connection with the Company’s agreement to acquire 100% of the issued and outstanding equity interests in ExcelStor.  Mr. Michael W. Brown, a director of EMC, is also a director of Thomas Weisel Partners Group, Inc., the parent company of Thomas Weisel Partners.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2008                                                                           Iomega Corporation

By:  /s/ Jonathan Huberman

Name:  Jonathan Huberman

Title:  Chief Executive Officer and Vice Chairman